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Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Act of 1934
Subject: Schuler Homes, Inc.
Commission File No.  000-19891

                            September 12, 2000

To All Employees of Schuler Homes, Inc.


                           A WINNING COMBINATION
               * SCHULER HOMES and WESTERN PACIFIC HOUSING *

    The attached press release announces an exciting event, which will leap-frog our company to be one of the top 15 builders in the United States. Today, we are announcing the merger of our company with Western Pacific Housing, a large experienced private California homebuilder. This merger will, I believe, make our company a stronger more diversified player in the rapidly changing homebuilding industry. The combined companies will operate under the Schuler Homes name.

By combining forces, we will increase our presence in more major markets, especially California, one of the nations fastest-growing economies. We will have the size to implement our common vision and better serve customers in Hawaii and on the mainland.

Unlike some other mergers, this is not about cutting costs and saving money; it's about opportunity and growth. There is very little duplication of staff between the two companies. With the increased size of the combined companies, we expect to see an expansion of future employment opportunities.

I will remain the President and CEO of the combined companies. Pam Jones will become the companies' Chief Investment Officer and Doug Tonokawa will remain as the Chief Accounting Officer. The contributions of our many long-time employees have greatly contributed to Schuler Homes phenomenal growth over the years. This is a tremendous opportunity for all of us. Both companies have proud traditions and proven track records.

I'm excited about this merger. The potential of this company is unlimited, your potential within this company is unlimited. I believe joining forces with Western Pacific will be beneficial for our customers, our employees and our shareholders. We look forward to joining with them and their employees to create one of the largest premier homebuilding companies in the industry.

Please take time to read the attached press release. Again, Congratulations to everyone.

Jim Schuler

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                          [SCHULER HOMES, INC. LOGO]

                                 NEWS RELEASE


For Further Information:

James K. Schuler      President & CEO         (808) 521-5661
Pamela S. Jones       Senior Vice President   (808) 521-5661
                      of Finance & CFO

FOR RELEASE: Tuesday, September 12, 2000; 5:00 P.M. EASTERN

SCHULER HOMES, INC. AND PRIVATELY-HELD WESTERN PACIFIC HOUSING
ANNOUNCE MERGER.

Honolulu, Hawaii -- Schuler Homes, Inc. (NASDAQ: SHLR) today announced that it has agreed to merge with privately-held Western Pacific Housing, effectively doubling the size of the Company. The merger will create a well-diversified national homebuilder focused on the Western United States that will rank among the top 15 homebuilders in the United States and among the leaders in its markets - 6th in the robust California market, and in the top 3 in Colorado, Hawaii, Washington and Oregon, with a growing presence in Arizona.

For the 12 months ended June 30, 2000, Schuler Homes and Western Pacific together delivered 4,663 homes, generating more than $1.1 billion in revenues. As of June 30, 2000, the combined company had approximately 1,642 homes in backlog, with an aggregate sales value of $449 million, a 38% year-over-year increase, and controlled over 27,000 building lots in 187 communities.

Western Pacific was founded in 1993 to take advantage of a resurging California housing market. Its investors include Apollo Real Estate Advisors, Blackacre Capital Management and Highridge Partners. Western Pacific is the six largest homebuilder in California and has a strong market presence in major population centers of Northern and Southern California. Schuler Homes, Inc., founded in 1988 and a public company since 1992, has long been a leading homebuilder in the Hawaii market and in 1996 began implementing a strategy to diversify its operations into strong Western United States markets. Through the acquisition of four regional homebuilders and two start-up operations, Schuler has established a major market presence in Colorado, Washington, and Oregon, and a growing presence in Northern and Southern California and Arizona.

This transaction continues Schuler's strategy of diversifying its operations to encompass the top markets in the Western United States. The combined company will continue to market its homes under both the Schuler and Western Pacific names to retain the benefits of strong brand identification in the two companies' markets.

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"We are very pleased to be combining forces with Western Pacific, a successful, well-established, high-quality builder in California, which is among the fastest growing housing markets in the United States," commented James K. Schuler, President and CEO of Schuler Homes, who will remain President and CEO of the combined entity. "This combination takes the Company to a new level in terms of scale, market penetration, financial resources and management depth, merging two companies with proud traditions, proven track records and profit margins which are among the highest in the industry. We are positioned well for future growth in some of the top residential markets in the United States."

"We are pleased to merge our homebuilding operations with Schuler Homes, a company that enjoys a solid reputation. We are very impressed with the quality of the homes they build, the strength and depth of their management team and their reputation in the capital markets," said Eugene S. Rosenfeld, Chairman, CEO and founder of Western Pacific. In addition, Mr. Rosenfeld, who will become Co-Chairman of the combined company, commented "This transaction will also allow our investors the opportunity to enjoy the benefits of ownership in a publicly-traded company that will be ranked among nationally recognized builders in terms of its profitability and capitalization."

In light of the strong Western United States economy and the improving Hawaii real estate market, the combined company intends to continue expanding operations in its various markets. In contemplation of the merger, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai and Hawaii, while reducing its investment in longer term land parcels in areas where it has a concentration of land. This will result in an after-tax accounting write-down of approximately $22 million during the quarter ending September 30, 2000.

Following the merger, James K. Schuler will be President, CEO and Co-Chairman of the combined company, and Eugene S. Rosenfeld will serve as Co-Chairman.

To effectuate the merger, a newly-formed holding company will acquire the operations of Western Pacific and Schuler. Existing Schuler shareholders will exchange their shares of Schuler Homes, Inc. common stock (approximately
20.1 million shares in the aggregate) for shares of Class A common stock of the holding company on a 1-to-1 basis. The Class A stock will have rights equivalent to the existing Schuler common stock. Western Pacific's investors will transfer their interests in Western Pacific in exchange for approximately 20.1 million shares of Class B common stock of the holding company. The Class B stock will have 0.5 votes per share and be convertible into Class A stock on a 1-to-1 basis upon sale or upon the occurrence of certain events. The Class A shareholders will be entitled to elect the majority of the holding company's nine directors. The transaction is structured to be tax-free to Schuler shareholders and is expected to close in December, 2000 or early 2001 following the receipt of required regulatory and shareholder approvals and subject to customary closing conditions. Upon completion of the merger, the holding company will be named Schuler Homes, Inc. and will have a March 31 fiscal year end.

James K. Schuler, the holder of approximately 52% of Schuler's outstanding common stock, has agreed to vote such shares in favor of the transaction.

Salomon Smith Barney is representing Schuler Homes in this transaction.

Schuler Homes will be holding a conference call on Wednesday, September 13, 2000 at 11:30 am EDT, to discuss the merger. This call will be hosted by James K. Schuler, President and Chief Executive Officer and Pamela S. Jones, Senior Vice President of Finance and Chief Financial Officer of Schuler Homes, as well as Eugene S. Rosenfeld, Chairman and Chief Executive Officer and Thomas Connelly, Senior Vice President and Chief Financial Officer of Western Pacific Housing. The call is open to all interested parties and will broadcast live over the internet via www.streetevents.com. The dial-in number is 800.967.7141. The international dial-in number is 719.457.2630. For those who are not

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available to listen to the live broadcast, a replay will be available shortly after the call on the Streetevents web site.

Schuler Homes Inc. designs, constructs, markets and sells single-family residences, townhomes and condominiums primarily to entry-level and first-time and second-time move-up buyers. The Company operates in seven geographic markets: Arizona, Colorado, Hawaii, Northern California, Oregon, Southern California and Washington, and closed the sales of 2,643 units during the year ended December 31, 1999, generating revenues of approximately $506.8 million.

Western Pacific designs, builds and markets single-family attached and detached homes to first-time and first and second move-up buyers in the suburban California markets including San Diego, Orange County, the Inland Empire, Los Angeles, Ventura County, the San Francisco Bay area and the Sacramento valley. In the latest fiscal year ended March 31, 2000, Western Pacific closed the sales of 1,693 new homes generating revenues of approximately $550.9 million through five divisions that are geographically diversified within each of the major metropolitan markets in California.

Certain statements in this press release may be "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the company has developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended December 31, 1999 for further discussion of these and other risks and uncertainties applicable to the Company's business.

In connection with their proposed merger, Schuler Homes and Western Pacific will file a Registration Statement with the Securities and Exchange Commission, and a Joint Proxy Statement/Prospectus will be included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus filed with the SEC by Schuler Homes will be mailed to their shareholders and may be obtained without charge upon request to Schuler Homes, Inc., attention Pamela S. Jones, (808) 521-5661.

                                     -End